# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mobia Medical, Inc., CIK 0001489993
CUSIP: 60705V103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2802 Flintrock Trace, Suite 226, Austin, Texas (TX), 78738
Date of event which requires filing of this statement: 05/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002080535

## Reporting persons
- Synapse Investment, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,072; sole dispositive power 0; shared dispositive power 1,986,072; aggregate amount beneficially owned 1,986,072 (6% of the class)
- Synapse Investment Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,072; sole dispositive power 0; shared dispositive power 1,986,072; aggregate amount beneficially owned 1,986,072 (6% of the class)
- Synapse Investment Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,986,072; sole dispositive power 0; shared dispositive power 1,986,072; aggregate amount beneficially owned 1,986,072 (6% of the class)
- Simeon George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,986,072; sole dispositive power 0; shared dispositive power 1,986,072; aggregate amount beneficially owned 1,986,072 (6% of the class)

## Item 1. Issuer
Name of issuer: Mobia Medical, Inc.
Address of issuer's principal executive offices: 2802 Flintrock Trace, Suite 226, Austin, TX 78738

## Item 2. Person Filing
Name of person filing:
Synapse Investment, LP ("Synapse"); Synapse Investment Partners I, LP ("Partners I"); Synapse Investment Partners, LLC ("Partners"); and Simeon George, M.D. ("Dr. George").

Partners I is the general partner of Synapse. Partners is the sole general partner of Partners I. Dr. George is the managing member of Partners. Partners I, Partners, and Dr. George share voting and dispositive power with respect to the securities directly held by Synapse.

The persons named in this Item 2(a) are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, CA 94063.
Citizenship: Synapse and Partners I are each limited partnerships organized under the laws of the State of Delaware. Partners is a limited liability company organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Items 1 and 5 through 11 on the cover page for each Reporting Person of this Schedule 13G is hereby incorporated by reference.
Percent of class: See Line 11 of cover sheets.
Sole power to vote or to direct the vote: See Line 5 of cover sheets.
Shared power to vote or to direct the vote: See Line 6 of cover sheets.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Agreement regarding filing of joint Schedule 13G.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- Synapse Investment, LP: /s/ Sasha Keough, Sasha Keough, General Counsel and Chief Compliance Officer (05/18/2026)
- Synapse Investment Partners I, LP: /s/ Sasha Keough, Sasha Keough, General Counsel and Chief Compliance Officer (05/18/2026)
- Synapse Investment Partners, LLC: /s/ Sasha Keough, Sasha Keough, General Counsel and Chief Compliance Officer (05/18/2026)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George (05/18/2026)
Comment: This Schedule 13G was executed by Sasha Keough on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.